Copa Holdings Reports Net Income of US$41.3 Million and EPS of US$0.93 for the Second Quarter of 2011
Excluding special items, adjusted net income came in at $56.6 million, or EPS of $1.28 per share

Panama City, Panama --- August 03, 2011.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2011 (2Q11). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).  See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2010 (2Q10).

OPERATING AND FINANCIAL HIGHLIGHTS

•
Copa Holdings reported net income of US$41.3 million for 2Q11, or diluted earnings per share (EPS) of US$0.93.  Excluding special items, Copa Holdings would have reported an adjusted net income of $56.6 million, or $1.28 per share, a 52.9% increase over adjusted net income of US$37.0 million and US$0.84 per share for 2Q10.

•
Operating income for 2Q11 came in at US$75.4 million, a 72.6% increase over operating income of US$43.7 million in 2Q10.  Operating margin for the period came in at 17.6%, compared to 14.4% in 2Q10, despite a 38.1% increase in the effective price of jet fuel.

•
Total revenues increased 40.9% to US$428.5 million, significantly outpacing a strong capacity expansion.  Yield per passenger mile increased 11.2% to 17.0 cents and operating revenue per available seat mile (RASM) increased 14.7% to 13.6 cents, despite a 12.4% increase in average length of haul.

•	For 2Q11, robust demand trends resulted in passenger traffic (RPMs) growth of 28.3% and a consolidated load factor of 76.3%, or 3.2 percentage points above 2Q10.
•	Operating cost per available seat mile (CASM) increased 10.3%, from 10.2 cents in 2Q10 to 11.2 cents in 2Q11. However, CASM excluding fuel costs decreased 0.8% to 6.9 cents.
•	Cash, short term and long term investments ended 2Q11 at US$466.0 million, representing 29% of the last twelve months’ revenues.
•
During the second quarter, Copa Airlines took delivery of one Boeing 737-800 aircraft.  As a result, Copa Holdings ended the quarter with a consolidated fleet of 66 aircraft.  During the second half of 2011, Copa Airlines expects to take delivery of an additional seven Boeing 737-800 aircraft to end the year with a consolidated fleet of 73 aircraft.

•
On June 15, Copa Airlines expanded its operations at its Hub of the Americas in Panama City, by transitioning from four to six connecting banks.  Copa Airlines’ six bank hub provides passengers with greater flight options, better schedules and more frequencies, thereby bolstering the Hub of the Americas' leadership in the region.  As part of this expansion, four new destinations were added to Copa Airlines’ network: Toronto, Canada; Nassau, Bahamas; and Brasilia and Porto Alegre, Brazil.  In addition, Copa Airlines announced it will launch new service, in December, to three new cities:  Chicago, USA; Asunción, Paraguay and Cucuta, Colombia.

•	For 2Q11, Copa Holdings reported consolidated on-time performance of 89.2% and a flight-completion factor of 99.2%, maintaining its position among the best in the industry.

Consolidated Financial & Operating Highlights	2Q11	2Q10	% Change	1Q11	% Change
Revenue Passengers Carried ('000)	1,611	1,412	14.1%	1,654	-2.6%
RPMs (mm)	2,400	1,871	28.3%	2,416	-0.7%
ASMs (mm)	3,145	2,559	22.9%	3,122	0.7%
Load Factor	76.3%	73.1%	3.2 p.p.	77.4%	-1.1 p.p.
Yield	17.0	15.3	11.2%	16.6	2.2%
PRASM (US$ Cents)	13.0	11.2	16.1%	12.9	0.8%
RASM (US$ Cents)	13.6	11.9	14.7%	13.4	1.3%
CASM (US$ Cents)	11.2	10.2	10.3%	10.2	9.9%
CASM Excl. Fuel (US$ Cents)	6.9	6.9	-0.8%	6.5	6.1%
Breakeven Load Factor (1)	63.6%	62.1%	1.5 p.p.	58.5%	5.1 p.p.
Fuel Gallons Consumed (Millions)	41.7	34.8	19.8%	41.5	0.4%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.27	2.37	38.1%	2.80	16.9%
Average Length of Haul (Miles)	1,490	1,325	12.4%	1,461	2.0%
Average Stage Length (Miles)	973	891	9.2%	968	0.5%
Departures	24,694	22,857	8.0%	24,943	-1.0%
Block Hours	61,240	51,996	17.8%	60,760	0.8%
Average Aircraft Utilization (Hours)	10.3	9.7	6.1%	10.7	-3.9%
Operating Revenues (US$ mm)	428.5	304.1	40.9%	419.9	2.1%
Operating Income (US$ mm)	75.4	43.7	72.6%	101.0	-25.3%
Operating Margin	17.6%	14.4%	3.2 p.p.	24.1%	-6.5 p.p.
Net Income (US$ mm)	41.3	29.4	40.6%	94.4	-56.3%
Adjusted Net Income (US$ mm) (1)	56.6	37.0	52.9%	82.0	-31.0%
EPS - Basic and Diluted (US$)	0.93	0.67	39.5%	2.14	-56.5%
Adjusted EPS - Basic and Diluted (US$) (1)	1.28	0.84	51.8%	1.86	-31.3%
# of Shares - Basic and Diluted ('000)	44,316	43,983	0.8%	44,139	0.4%

(1) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 2Q11, 2Q10, and 1Q11 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.  Additionally, they exclude for 2Q10 a US$1.0 million adjustment related to the devaluation of the Venezuelan currency.
Note:  Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 2Q11 RESULTS

Copa Holdings second quarter results benefitted from strong demand trends which resulted in higher load factors and yields.  For 2Q11, the company reported operating income of US$75.4 million, a 72.6% increase over 2Q10.  Operating margin for the quarter stood at 17.6%, increasing 3.2 percentage points over 2Q10, despite a 38.1% increase in the effective cost of jet fuel for the period.

Consolidated revenues increased 40.9%, significantly outpacing a 22.9% capacity expansion during the period.  Load factor came in at 76.3%, or 3.2 percentage points above 2Q10, while yields increased 11.2% to 17.0 cents, despite a 12.4% increase in average length of haul.  As a result, passenger revenues per ASM (PRASM) increased 16.1%, from 11.2 cents in 2Q10 to 13.0 cents in 2Q11.

Consolidated operating expenses for 2Q11 increased 35.6% to US$353.1 million, while consolidated operating expenses per ASM (CASM) increased 10.3% to 11.2 cents.  Excluding fuel costs, unit costs decreased 0.8% to 6.9 cents, mainly as a result of increased capacity and a 9.2% increase in average stage length.

Aircraft fuel expense increased 65.0% or US$53.7 million compared to 2Q10, as a result of increased capacity and higher fuel prices.  The Company’s effective jet fuel price, which includes realized hedge gains of US$9.7 million and US$0.6 million for 2Q11 and 2Q10, respectively, increased from an average of US$2.37 in 2Q10 to US$3.27 in 2Q11.

For 2Q11, the Company had fuel hedges in place representing 26% of its consolidated volume.  Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 22% in 3Q11 and 19% in 4Q11.  For 2012, the Company has hedged approximately 10% of its forecasted fuel consumption.

The Company recorded a net non-operating expense of US$24.4 million for 2Q11 compared to a net non-operating expense of US$12.0 million for 2Q10.  Non-operating income included a fuel hedge mark-to-market loss of US$15.3 million for 2Q11, compared to, for 2Q10, a fuel hedge mark-to-market loss of US$8.6 million.

Copa Holdings closed the quarter with US$466.0 million in cash, short term and long term investments, representing 29% of last twelve months´ revenues.  Total debt at the end of 2Q11 amounted to US$1.0 billion related to aircraft and equipment financing.

In 2011, the Company expects to increase its consolidated fleet by ten aircraft and expand capacity by approximately 21%.  Copa Holdings’ consolidated fleet is expected to end the year at 73 aircraft, composed of 20 Boeing 737-700s, 27 Boeing 737-800s and 26 Embraer-190s.

Copa Holdings’ strong second quarter results are the product of a solid and well executed business model based on operating the best and most convenient network for intra-Latin America travel from the Hub of the Americas in Panama.  Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

OUTLOOK FOR 2011

For 2011, our updated guidance calls for consolidated capacity growth of approximately 21%, as a result of capacity added in 2010 and the introduction of ten additional 737-800 aircraft during 2011.  Load factors are now expected to come in at 75%, slightly ahead of our previous guidance, but below 2010 levels in light of strong capacity expansion.  As a result of strong demand, which has resulted in higher fares and fuel surcharges, unit revenues (RASM) are now expected to come in at 13.7 cents, approximately 4% above previous guidance and 6% higher than RASM for full year 2010.  Unit costs excluding fuel, CASM ex-fuel, are expected to come in at 6.7 cents, significantly below 2010 levels.  Our guidance includes an increase in the estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into plane costs from US$3.19 per gallon in our previous guidance to US$3.25 per gallon. The Company now projects an operating margin in the range of 19% to 21% for 2011, above the previous guidance range of 18% to 20%.

Financial Outlook (IFRS)	2011 – Full Year
Capacity - YOY ASM Growth	+/-21%
Average Load Factor	+/-75%
RASM (cents)	+/-13.7
CASM Ex-fuel (cents)	+/- 6.7
Operating Margin	19-21%

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 2Q11 totaled US$428.5 million, a 40.9% increase over operating revenue of US$304.1 million in 2Q10.  This increase was primarily due to a 42.6% or US$121.8 million increase in passenger revenue.

Passenger revenue. For 2Q11 passenger revenue totaled US$407.6 million, a 42.6% increase over passenger revenue of US$285.8 million in 2Q10.  Load factor increased 3.2 percentage points to 76.3% and passenger yield increased 11.2% to 17.0 cents, contributing to a 16.1% increase in passenger revenue per ASM (PRASM).
Cargo, mail and other. Cargo, mail and other revenue totaled US$20.9 million in 2Q11, a 13.6% increase over cargo, mail and other of US$18.4 million in 2Q10.

Operating expenses

For 2Q11, consolidated operating expenses increased 35.6% to US$353.1 million, representing operating cost per available seat mile (CASM) of 11.2 cents.  CASM, excluding fuel costs, decreased 0.8% to 6.9 cents.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 2Q11, aircraft fuel totaled US$136.3 million, a US$53.7 million or 65.0% increase over aircraft fuel of US$82.6 million in 2Q10. This increase was primarily a result of a 38.1% increase in the average price per gallon of jet fuel (all-in), which averaged US$3.27 in 2Q11, as compared to US$2.37 in 2Q10, and a 19.8% increase in gallons consumed resulting from increased capacity.  The all-in average price per gallon of jet fuel for 2Q11 includes a $9.7 million fuel hedge gain, compared to a US$0.6 million gain in 2Q10.  Excluding the effect of fuel hedge gains for both periods, fuel prices increased 46.8%, from US$2.38 per gallon in 2Q10 to US$3.50 in 2Q11.
Salaries and benefits. For 2Q11, salaries and benefits totaled US$52.7 million, a 24.1% increase over salaries and benefits of US$42.4 million in 2Q10. This increase was mostly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. For 2Q11, passenger servicing totaled US$38.6 million, a 26.3% increase over passenger servicing of US$30.6 million in 2Q10. This increase was primarily a result of a 14.1% increase in passengers carried.
Commissions. For 2Q11, commissions totaled US$15.8 million, a 30.2% increase over commissions of US$12.2 million in 2Q10. This increase was primarily a result a higher revenue base.
Reservations and sales. Reservations and sales totaled US$17.2 million, a 28.2% increase over reservation and sales of US$13.5 million in 2Q10. This increase was primarily a result of a 42.6% increase in passenger revenue.
Maintenance, material and repairs. For 2Q11, maintenance, material and repairs totaled US$17.0 million, a 37.7% increase over maintenance, material and repairs of US$12.4 million in 2Q10. This increase was primarily a result additional capacity.
Depreciation. Depreciation totaled US$18.6 million in 2Q11, a 21.4% increase over depreciation of US$15.3 million in 2Q10. This increase was primarily driven by additional aircraft and spares.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 9.7% from US$37.8 million in 2Q10 to US$41.4 million in 2Q11, primarily as a result of increased departures.
Other. Other expenses totaled US$15.3 million, an increase of US$1.5 million over 2Q10.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net expense of US$24.4 million in 2Q11, compared to a net expense of US$12.0 million in 2Q10.

Interest expense.  Interest expense totaled US$7.8 million in 2Q11, a 4.3% increase from interest expense of US$7.5 million in 2Q10, primarily as a result of higher average debt outstanding during the period, partly offset by lower average rates.
Interest income. Interest income totaled US$1.6 million, a 37.1% increase from interest income of US$1.1 million in 2Q10, mainly as a result of higher average cash and investments balances.
Other, net.  Other net totaled a net loss of US$18.1 million in 2Q11, compared to a net loss of US$5.7 million in 2Q10, Other net Includes fuel hedge mark-to-market loss of US$15.3 million for 2Q11, compared to a fuel hedge mark-to-market loss of US$8.6 million in 2Q10.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 55 destinations in 27 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 67 aircraft: 41 Boeing 737NG aircraft and 26 EMBRAER-190s.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q11	2Q10	Change	1Q11	Change
Operating Revenues
Passenger Revenue	407,608	285,758	42.6%	401,338	1.6%
Cargo, mail and other	20,883	18,382	13.6%	18,518	12.8%
Total Operating Revenue	428,491	304,140	40.9%	419,856	2.1%

Operating Expenses
Aircraft fuel	136,335	82,613	65.0%	116,108	17.4%
Salaries and benefits	52,694	42,450	24.1%	48,334	9.0%
Passenger servicing	38,595	30,552	26.3%	34,768	11.0%
Commissions	15,830	12,160	30.2%	16,973	-6.7%
Reservations and sales	17,246	13,453	28.2%	16,304	5.8%
Maintenance, material and repairs	17,039	12,374	37.7%	15,042	13.3%
Depreciation	18,564	15,291	21.4%	17,817	4.2%
Flight operations	19,638	16,492	19.1%	19,735	-0.5%
Aircraft rentals	11,186	11,189	0.0%	11,227	-0.4%
Landing fees and other rentals	10,608	10,080	5.2%	9,972	6.4%
Other	15,320	13,781	11.2%	12,579	21.8%
Total Operating Expense	353,056	260,435	35.6%	318,860	10.7%

Operating Income	75,434	43,705	72.6%	100,996	-25.3%

Non-operating Income (Expense):
Interest expense	(7,801)	(7,482)	4.3%	(7,924)	-1.5%
Interest capitalized	0	0	nm	0	nm
Interest income	1,575	1,149	37.1%	1,252	25.8%
Other, net	(18,145)	(5,708)	217.9%	9,464	-291.7%
Total Non-Operating Income/(Expense)	(24,372)	(12,041)	102.4%	2,792	-972.9%

Income before Income Taxes	51,063	31,664	61.3%	103,788	-50.8%

Provision for Income Taxes	9,800	2,310	324.3%	9,341	4.9%

Net Income	41,263	29,354	40.6%	94,447	-56.3%

EPS - Basic and Diluted	0.93	0.67	39.5%	2.14	-56.5%
Shares - Basic and Diluted	44,315,841	43,982,983	0.8%	44,139,277	0.4%

NOTE:
For 2Q10, within Operating Expenses, US$3.1 million were reclassified from “Commissions” to “Other” operating expenses.  Additionally, 1Q11 figures have been adjusted to reflect the reporting of the One Pass Frequent Flier Program on a net basis within Operating Revenues.  These adjustments do not affect operating income for those periods.

Copa Holdings, S.A.
Balance Sheet - IFRS
(US$ Thousands)	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$219,439	$207,690
Short-term investments	217,769	194,913
Total cash, cash equivalents and short-term investments	437,208	402,603

Accounts receivable, net of allowance for doubtful accounts	137,519	88,774
Accounts receivable from related parties	1,054	613
Expendable parts and supplies, net of allowance for obsolescence	44,932	45,982
Prepaid expenses	29,128	31,312
Other current assets	20,531	24,622
Total Current Assets	670,372	593,906

Long-term investments	28,794	6,224

Property and Equipment:
Owned property and equipment:
Flight equipment	1,934,958	1,782,070
Other equipment	64,374	59,426
	1,999,332	1,841,496
Less: Accumulated depreciation	(311,124)	(274,940)
	1,688,209	1,566,556
Purchase deposits for flight equipment	175,888	205,972
Total Property and Equipment	1,864,097	1,772,528

Other Assets:
Net pension asset	8,583	8,157
Goodwill	27,390	25,475
Intangible asset	46,951	43,465
Other assets	118,579	105,765
Total Other Assets	201,503	182,862
Total Assets	$2,764,766	$2,555,520

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$96,928	$100,860
Accounts payable	58,959	66,464
Accounts payable to related parties	19,513	13,418
Air traffic liability	281,914	208,735
Taxes and interest payable	71,478	49,852
Accrued expenses payable	45,376	47,614
Other current liabilities	4,636	10,934
Total Current Liabilities	578,804	497,877

Non-Current Liabilities:
Long-term debt	942,128	888,681
Post employment benefits liability	5,852	5,733
Other long-term liabilities	38,457	33,703
Deferred tax liabilities	19,375	20,016
Total Non-Current Liabilities	1,005,812	948,133

Total Liabilities	1,584,616	1,446,010

Shareholders' Equity:
Class A - 33,025,284 shares issued and outstanding	22,496	22,291
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	29,416	26,110
Retained earnings	1,115,833	1,051,233
Accumulated other comprehensive income (loss)	4,939	2,410
Total Shareholders' Equity	1,180,150	1,109,510
Total Liabilities and Shareholders' Equity	$2,764,766	$2,555,520

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS.   This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	2Q11	2Q10	1Q11

Net income as Reported	$41,263	$29,356	$94,447

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	15,315	8,602	(12,457)
Other special items, net (2)	-	(965)	-
Adjusted Net Income	$56,578	$36,993	$81,990

Shares used for Computation (in thousands)
Basic and Diluted	44,316	43,983	44,139

Adjusted earnings per share - Basic and Diluted	1.28	0.84	1.86

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	2Q11	2Q10	1Q11

Operating Costs per ASM as Reported	11.2	10.2	10.3
Aircraft fuel per ASM	(4.3)	(3.2)	(3.7)
Operating Costs per ASM excluding fuel	6.9	6.9	6.6

FOOTNOTES:

(1)
Includes unrealized (gains) losses resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.  For 2Q11 and 2Q10, the Company recorded unrealized fuel hedge losses of US$15.3 million and US$8.6 million, respectively.  For 1Q11, the Company recorded unrealized fuel hedge gain of US$12.5 million.

(2)	Other Special items include for 2Q10 a US$1.0 million adjustment related to the devaluation of the Venezuelan currency.